EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Nine Months
	Ended
	September 30,		Year Ended December 31,
	2011		2010		2009		2008		2007		2006
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interest and income from equity investees	$725		$510		$572		$430		$350		$278
add: Fixed charges	246		321		283		264		233		149
add: Distributed income of equity investees	16		9		7		10		2		1
add: Amortization of capitalized interest	1		1		1		1		—		—
less: Capitalized interest	(18)		(16)		(12)		(17)		(14)		(6)
Total Earnings	$970		$825		$851		$688		$571		$422

FIXED CHARGES (1)
Interest expensed and capitalized (2)	$225		$281		$247		$233		$220		$141
Amortization of debt expense	7		8		7		4		3		3
Portion of rent expense related to interest (33.33%)	14		32		29		27		10		5
Total Fixed Charges	$246		$321		$283		$264		$233		$149

RATIO OF EARNINGS TO FIXED CHARGES (3)	3.95	x	2.57	x	3.00	x	2.60	x	2.45	x	2.83	x

(1)

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on leases deemed to be the equivalent of interest.

(2)

Includes interest costs attributable to borrowings for inventory stored in a contango market of $17 million for the nine months ended September 30, 2011 and $17 million, $11 million, $21 million, $44 million and $49 million for each of the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

(3)	Ratios may not recalculate due to rounding.